# SEC Schedule 13D/A (Amendment No. 42) — Beneficial ownership report by holders of more than 5% of a class

Issuer: STAAR SURGICAL CO, CIK 0000718937
CUSIP: 852312305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630
Date of event which requires filing of this statement: 12/15/2025
Filed by CIK 0001278386
Persons authorized to receive notices and communications: Neal C. Bradsher, c/o Broadwood Capital, Inc., 156 West 56th Street, 3rd Floor,, New York, New York (NY), 10019, (212) 508-5735

## Reporting persons
- Broadwood Partners, L.P. (CIK 0001278386): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 15,019,491; sole dispositive power 0; shared dispositive power 15,019,491; aggregate amount beneficially owned 15,019,491 (30.2% of the class)
- Broadwood Capital, Inc.: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,019,491; sole dispositive power 0; shared dispositive power 15,019,491; aggregate amount beneficially owned 15,019,491 (30.2% of the class)
- Neal C. Bradsher: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 25,900; shared voting power 15,019,491; sole dispositive power 25,900; shared dispositive power 15,019,491; aggregate amount beneficially owned 15,045,391 (30.2% of the class)
- Richard T. LeBuhn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 21,280; shared voting power 6; sole dispositive power 21,280; shared dispositive power 6; aggregate amount beneficially owned 21,286 (0% of the class); the aggregate amount excludes certain shares
  Comment: Box 11 - Does not include 2,532 Shares over which Mr. LeBuhn does not have direct or indirect beneficial ownership. Such shares are held in three separate irrevocable trusts for Mr. LeBuhn's daughters in which Mr. LeBuhn has no voting or dispositive power and disclaims any beneficial ownership interest in such shares.
- Natalie R. Capasso: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Raymond A. Myers: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jason J. Martin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: STAAR SURGICAL CO
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630
Comment: This Amendment No. 42 to the Schedule 13D ("Amendment No. 42"), amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on October 12, 2004, (the "Original Schedule 13D," as amended, the "Schedule 13D") with respect to shares of common stock, par value $0.01 per share (the "Shares") of STAAR Surgical Company (the "Issuer"). Capitalized terms used but not otherwise defined in this Amendment No. 42 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

As previously disclosed, the Reporting Persons are engaged in a solicitation to oppose stockholder approval of the Merger Agreement Proposal and the Compensation Proposal at the Special Meeting, which has been postponed until December 19, 2025, and submitted the Appraisal Demands on October 22, 2025 and October 23, 2025. In connection with the Issuer's solicitation and consistent with rights of stockholders of the Issuer under the Merger Agreement and applicable law, Broadwood Partners has determined to exercise its appraisal rights for an additional 1,500,000 Shares it beneficially owns pursuant to Section 262.

On December 15, 2025 and December 17, 2025, prior to the taking of the vote on the Proposed Merger and at the request of Broadwood Partners, Cede & Co., the stockholder of record for the 1,500,000 Shares beneficially owned by Broadwood Partners, sent a second written demand, on behalf of Broadwood Partners, for appraisal of 1,500,000 Shares to the Issuer in connection with the Proposed Merger to be voted on at the Special Meeting (the "Second Cede & Co. Appraisal Demand"). The Second Cede & Co. Appraisal Demand does not affect the Appraisal Demands and relates to different Shares from those for which Cede & Co. and Broadwood Partners demanded appraisal of in the Appraisal Demands. While Cede & Co. sent the Second Cede & Co. Appraisal Demand as the stockholder of record for the 1,500,000 Shares, it only did so at the request of Broadwood Partners and as a nominal party. Cede & Co. has no interest in this matter or the 1,500,000 Shares other than to take those steps which are necessary to ensure that Broadwood Partners is not denied its rights as the beneficial owner of the 1,500,000 Shares. As a result, Cede & Co. is not a beneficial owner of the 1,500,000 Shares beneficially owned by Broadwood Partners.

The submission of the Second Cede & Co. Appraisal Demand also will have no effect on the outcome of the stockholder vote on the Merger Agreement Proposal or the Compensation Proposal at the Special Meeting. Broadwood Partners reserves all of its rights related to the Second Cede & Co. Appraisal Demand, including, but not limited to, the right under Section 262 to cause Cede & Co. to withdraw the Second Cede & Co. Appraisal Demand at any time prior to, or within 60 days after, the Effective Time (as defined in the Merger Agreement).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by the addition of the following:

As a result of the submission of the Second Cede & Co. Appraisal Demand, Broadwood Partners may become entitled to receive payment in cash, constituting the "fair value," in exchange for the 1,500,000 Shares it beneficially owns upon a decree by the Delaware Court of Chancery.

The information set forth in Item 4 of this Amendment No. 42 is incorporated herein by reference.

## Signatures
- Broadwood Partners, L.P.: /s/ Neal C. Bradsher, Neal C. Bradsher, President of Broadwood Capital, Inc. (12/17/2025)
- Broadwood Capital, Inc.: /s/ Neal C. Bradsher, Neal C. Bradsher, President (12/17/2025)
- Neal C. Bradsher: /s/ Neal C. Bradsher, Neal C. Bradsher (12/17/2025)
- Richard T. LeBuhn: /s/ Richard T. LeBuhn, Richard T. LeBuhn (12/17/2025)
- Natalie R. Capasso: /s/ Natalie R. Capasso, Natalie R. Capasso (12/17/2025)
- Raymond A. Myers: /s/ Raymond A. Myers, Raymond A. Myers (12/17/2025)
- Jason J. Martin: /s/ Jason J. Martin, Jason J. Martin (12/17/2025)